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                     SECURITIES AND EXCHANGE COMMISSION
                          WASHINGTON, D.C.  20549

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                                SCHEDULE 13D
                 Under the Securities Exchange Act of 1934


                               -------------
                             (AMENDMENT NO. 2)


                        INTERNATIONAL VERIFACT, INC.
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                              (Name of Issuer)

     Common Stock, no par value                     46055K 30 0
-----------------------------------     ----------------------------------
   (Title of class of securities)                  (CUSIP number)

                           HARVEY J. KESNER, ESQ.
                       AMERICAN BANKNOTE CORPORATION
                              200 PARK AVENUE
                         NEW YORK, NEW YORK  10166
                               (212) 557-9100
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(Name, address and telephone number of person authorized to receive notices and communications)

                             November 21, 1996
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          (Date of event which requires filing of this statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the
following box   [_].


Check the following box if a fee is being paid with the statement   [_].


(A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)


The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




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  CUSIP No. 46055K 30 0                             13D-PAGE 2


    1    NAME OF REPORTING           American Banknote Corporation
         PERSON:

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: 13-0460520

    2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:       (a) [_]
                                                                 (b) [_]

    3    SEC USE ONLY

    4    SOURCE OF    WC
         FUNDS:

    5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED     [_]
         PURSUANT TO ITEM 2(d) OR 2(e):

    6    CITIZENSHIP OR PLACE OF        DELAWARE
         ORGANIZATION:

  NUMBER OF          7   SOLE VOTING POWER:         447,400
   SHARES
BENEFICIALLY         8   SHARED VOTING POWER:       Not Applicable
  OWNED BY
    EACH             9   SOLE DISPOSITIVE POWER:    447,400
  REPORTING
 PERSON WITH        10   SHARED DISPOSITIVE POWER:  Not Applicable


    11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:

         447,400 (includes warrants to purchase 77,500 shares)

    12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES       [_]
         CERTAIN SHARES:

    13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):    6.36%

    14   TYPE OF REPORTING PERSON:      HC, CO


     SEE INSTRUCTIONS BEFORE FILLING OUT!



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          This constitutes Amendment No. 2 to a Statement on Schedule 13D filed with the Securities and Exchange Commission (the "Commission") by United States Banknote Corporation, a Delaware corporation (now known as American Banknote Corporation (the "Reporting Person")), with respect to the common stock of Soricon Corporation, all of the outstanding shares of which were subsequently acquired by International Verifact, Inc. (the "Company"). In July 1995, the Reporting Person filed Amendment No. 1 to the Schedule 13D ("Amendment No. 1") with the Commission with respect to the common stock, no par value, of the Company (the "Common Stock"). Unless otherwise indicated, all capitalized terms used herein shall have the meanings ascribed to them in Amendment No. 1.

     Item 3.   Source and Amount of Funds or Other Consideration.
               -------------------------------------------------

          The shares of Common Stock acquired by the Reporting Person since the filing of Amendment No. 1 were acquired in open market transactions at a total cost of $34,941.25 (including commissions). Such cost was funded out of working capital, which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business.

     Item 4.   Purpose of Transaction.
               ----------------------

          On November 21, 1996, Morris Weissman, the Chairman of the Board and Chief Executive Officer of the Reporting Person, sent


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     the following letter to George Whitton, the Chairman and Chief
     Executive Officer of the Company:

                          November 21, 1996




     VIA FAX #: 416.245.6701
     Mr. George Whitton
     Chairman & CEO
     International Verifact, Inc.
     79 Torbarri Road
     Toronto, Ontario, Canada M3L 1G5

     Dear George:

               As you know, we have been an investor in International Verifact, Inc., common stock for over 1-1/2 years and previously in Soricon. During that time we have seen the stock rise to a high of 9-1/4. Unfortunately, the stock presently trades at 5, near its low for the last 16 months despite one of the great bull markets in the last several decades.

               Although we have remained a supportive investor and have offered to assist in expanding I.V.I.'s business geographically, there has not been a positive response from your organization. Our Australasian subsidiary has been waiting to hear from your organization for quite some time. Your Vice President of Sales (Latin America) never followed up with us regarding the Brazilian or Mercusor markets.

               The performance of I.V.I. over the last ten months has been extremely disappointing and does not seem to be improving at any accelerated rate. Needless to say, we and your other shareholders have suffered and while I do not know the outlook for the 4th quarter of 1996 or for 1997, I suspect it is not substantially better than prior performance.

               We believe that a "fresh look" at the I.V.I. business is long overdue. I.V.I. Management and its Board of Directors should immediately undertake an objective evaluation of business strategies so as to maximize shareholder value. In this regard we are of the opinion that there may be an opportunity for a



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     strategic transaction between our two companies that could result in significant benefits and synergies that could enhance shareholder value.

               We would very much like the opportunity to meet with you as soon as possible to begin exploring the benefits and synergies that could be achieved with a view towards determining if the basis exists for a mutual beneficial transaction. If, following our discussions and reviews, we both conclude that there are attractive opportunities from a business operations standpoint, I am confident that we could agree upon terms of a transaction that would be favorably received by your shareholders.

               George, I hope that you share our views regarding the urgency of these matters and I look forward to your prompt response.

                                   Sincerely,

                                   /s/Morris Weissman


          Depending upon the Company's response to the Reporting Person's letter and the course of action that the Reporting Person determines to pursue, the Reporting Person may increase its investment in the Company through the acquisition of additional shares of Common Stock or other securities of the Company in the open market or otherwise, subject to availability at prices deemed favorable by the Reporting Person, or may sell or otherwise dispose of any or all of the shares of Common Stock or other securities of the Company beneficially owned by it. Although the foregoing and the matters disclosed in Item 4 of Amendment No. 1 represent the range of activities presently


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     contemplated by the Reporting Person with respect to the Company and the Common Stock and other securities, it should be noted that the possible activities of the Reporting Person are subject to change at any time.

          Except as discussed in this Item 4 and in Item 4 of Amendment No. 1, the Reporting Person has no current plans or proposals which relate to or would result in any events described in Items (a) through (j) of the instructions to Item 4 of Schedule 13D.

          Item 5.   Interest in Securities of the Issuer.
                    ------------------------------------

          (a) The Reporting Person beneficially owns 447,400 shares of Common Stock (including warrants to acquire 77,500 shares), representing approximately 6.36% of the shares of Common
     Stock outstanding. (Percentages are based upon 6,953,000 weighted average number of shares of Common Stock reported outstanding as of September 30, 1996 as set forth in the Form 6-K for the nine months ended September 30, 1996 as filed by the Company with the Commission.)

          (b) The Reporting Person has the sole power to vote and dispose of the shares of Common Stock and warrants which it beneficially owns.

          (c) Except for the sale of 2,000 shares of Common Stock in an open market transaction on February 8, 1996 at $8.00 per share and the purchase of 6,500 shares of Common Stock in an open


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     market transaction on March 28, 1996 at $5.375 per share, none of the persons identified in Item 1 of Amendment No. 1 has effected any transactions in the Common Stock since the filing of Amendment No. 1.

          (d) - (e)  Not applicable.





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                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.


                              AMERICAN BANKNOTE CORPORATION


                              By: /s/ Harvey J. Kesner
                                  ----------------------------
                                      Harvey J. Kesner




     Date:  November 21, 1996





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